MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                            STOCK EXCHANGE CODE: ICA
                              QUARTER: 4 YEAR: 2004
                EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C. V.

                                 Final Printing
                                     ANNEX 2


                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS

     1. Basis of presentation and consolidation

     Ica's financial statements are prepared in accordance with Mexican GAAP. Certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2003. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica owns (or effectively controls) more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

     2. Summary of significant accounting policies

     A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     Repairs / materials inventories and cost of sales are valued at the cost of the most recent inventory acquisitions during the period, or at the oldest production cost without exceeding the net realizable value. the cost of sales is determined using the price of the most recent inventory acquisition prior to consumption date, or at the oldest production cost at the time of sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     The Company peridically review the recoverable value of the long live assets. At the end of the quarter have been adjusted carring amount agree with discounted future net cash flows and offers purchases received. The results was a net cost of the 54 millions pesos presented in Other financial operations in the Consolidated earning statement.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less.

     C) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. Revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. Management periodically evaluates the fairness of accounts receivable. Additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. Management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     D) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     E) Foreign currency translation of subsidiaries financial statements

     In accordance with bulletin B-15 the company's foreign subsidiaries are considered to be independent from the operations of the Company. Exchange rate differences generated by the translation of financial statements of foreign subsidiaries that are not an extension of the Company's operation are presented in stockholders' equity under the "excess (insufficiency) from restatement of stockholder's equity".

     F) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     The concession investments to be sold or disposed of in the near future, are recognized on the estimated net realizable amount applying accepted valuation techniques like the present value of future cash flows expected, or in accordance with formal offer of the buyer.

     3. Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of Udi plus 9.5%. Balance as of September 30, 2004 is Ps.184,772.

     During the year 2003, the Company acquired U.S. 0.5 and, January and February 2004 acquired U.S.3.3 millions of dollars of convertible debentures. Remnant was paid in March 15, 2004 for 92.4 U.S. million dollars.

     Secured loan (collateralized by assets) for 1,183 million pesos, maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005. During 2003 have done prepaid this debt by Ps.355.5 millions; and from January to September 2004 have done prepaid for 452 million pesos. Balance as of September 30, 2004 is 368.0 million pesos.

     On march 2003 the Constructor Consortium of the El Cajon Hydroelectric project, which ICA owns 61%, entered into a bridge credit facility to finance the project's construction costs by US$90 million for the financing of the first part of the constructions costs, maturing in February 27, 2004. This debt was refinancied on March 5, 2004, receiving US$682.4 million for the project construction, comprised of a US$452.4 million syndicated loan maturing in August, 2007 at a LIBOR rate plus 3 points, and a US$230 million bond at a 6.5% annual rate, which matures in May, 2008. On March 5, 2004, US$230 million of proceeds were obtained from the issuance of bonds. The funds from the syndicated loan will be drawn-down based on the projects needs. At December 31, 2004 the balance of the syndicated loan is Ps. 2,283. Financing is primarily supported by construction contract collection rights. In addition, the Consortium has posted a letter of credit and will be required to post various performance bonds.

     4. Contingency Liabilities

     Traffic Network of Colombia -Currently Ingenieros Civiles Asociados, S.A. de C.V. (ICASA), a company subsidiary, is engaged in a lawsuit with the Instituto de Desarrollo Urbano (IDU), a government agency of the Federal District of Bogota, Colombia, which handles public construction projects. The lawsuit is related to contract No. 462 from 1997, which was tendered for the modernization of the Bogota traffic network, and was awarded to ICASA in 1997. The lawsuit, which consists of different proceedings, arose as a result of the second arbitration procedure between the parties, which concluded on April 29, 2002.

     The arbitration panel decided to offset the claims between the parties and ruled in favor of the IDU for a net amount of 5,092,642,293 Colombian pesos (approximately U.S. $2.2 million). The arbitration panel also instructed the parties to terminate their contractual relationship and determine the amount owed to ICASA for the work performed, and which had already been approved by the IDU.

     In accordance with the ruling by the arbitration panel, ICASA requested that the IDU terminate the contract and pay any amounts which the parties owed each other. However, the IDU filed an enforcement proceeding against ICASA and its bonding company, attempting to collect the amount of 11,100 million Colombian pesos (approximately U.S. $4.8 million) based on ruling 3199 issued by the IDU itself, declaring that the contract had expired and ordering the implementation of the monetary penalty clause for such amount.

     In September 2002 ICASA filed a lawsuit requesting the annulment of ruling 3199, and requesting that the IDU pay compensation for the damages incurred as a result of this ruling, estimated at 20,000 million Colombian pesos (approximately U.S. $8.7 million).

     In a lawsuit also filed in September 2002, ICASA requested that the court instruct the IDU to settle several claims for work performed, reimbursement of surcharges, interest and other expenses, for the amount of 21,000 million Colombian pesos (approximately U.S. $9.1 million) and carry out the final settlement of contract 462 from 1997. The IDU responded by filing a counterclaim against ICASA for an estimated amount in excess of 4,000 million Colombian pesos (approximately U.S. $1.7 million), while also requesting termination of the contract.

     In December 2002, the IDU filed an enforcement proceeding against ICASA and its bonding company seeking the collection of ruling 4790, in which the IDU ordered enforcement of the protection from the performance guarantee. ICASA then filed an appeal to reverse, as a result of which the court excluded ICASA from the proceeding, leaving only the bonding company as party to the lawsuit.

     In March 2003, ICASA filed a lawsuit with the administrative-law court of Cundinamarca province seeking the annulment of ruling 4790. The IDU responded to the lawsuit by challenging the annulment of its ruling.

     In a ruling issued on December 9, 2004, the administrative-law court declared that it would jointly try the three lawsuits filed by ICASA in a single lawsuit, so that henceforth the three proceedings would be heard together. This single proceeding is now in the evidence admission stage.

     On September 30, 2004, the IDU filed an ancillary proceeding in Mexico City, Federal District, seeking legal recognition and enforcement of the arbitration ruling for the amount of 5,092,642,293 Colombian pesos (approximately U.S. $2.2 million), plus legal interest, expenses and costs. This proceeding was notified to ICASA on October 11, 2004.

     On October 14, 2004 ICASA responded to the ancillary proceeding by submitting objections and rebuttals, offering evidence mainly based on the fact that the arbitration ruling did not adhere to the required legal procedure and formalities.

     ICASA also filed an amparo lawsuit (seeking court protection on constitutional grounds) against a ruling by the District Judge related to a claim regarding the lack of legal personality of the IDU filed by ICASA. The ancillary proceeding seeking the recognition and reinforcement of the arbitration ruling is currently suspended pending resolution of the aforementioned request for court protection.

     Nitrogeno de Cantarell. In December 2003, an arbitration claim was filed against the joint-venture created by ICAFD and Linde AG, and against each of the companies and their holding companies: ICA, Fluor Corporation and Linde, L.P.M., as guarantors, related to the construction of the Cantarell nitrogen production plant. The consortium has filed a counterclaim and evidence is currently being presented.

     At present, the consortium has made a counterclaim and the arbitration process is in the discovery stage. The arbitration panel has set the hearings for the coming months.


     5. Stockholders Equity

     a) At December 31, 2004, the authorized common stock of the Company is Ps.3,265,141 with a single class of common stock without par value, comprised of the following:

                                          SHARES                AMOUNT
                                     --------------       -----------------
Subscribed and paid shares            1,865,054,114       Ps.    3,173,580
Shares held in Treasury                  82,848,239                 91,561
                                      -------------       -----------------
                                      1,947,902,353       Ps.    3,265,141


     Fixed capital amounts to Ps.480,713, and is comprised of 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the Companys shares held in Treasury at December 31, 2003, 52,307,511 had been reserved for the convertible subordinated debentures. The convertible subordinated debentures were paid at maturity on March 15, 2004.

     b) On November 17, 2003, at an ordinary general stockholders meeting, the Companys stockholders approved a $2,486,246 capital increase. An aggregate of 1,243,122,866 new shares were issued. As part of the capital increase, 71,736,606 treasury shares, which were not subscribed for or paid in, were canceled and 83,218,054 new treasury shares were issued and set aside to meet the following commitments:



     52,307,511 shares set aside for the convertible subordinated debentures, (for possible conversion into shares); 12,364,217 shares were set aside for the performance bonus plan; and 18,546,326 shares were set aside for the stock option plan.

     As of December 31, 2003, the Company raised Ps. 2,120,916 through the capital increase. As of January 9, 2004, the Company raised the remaining $365,330, after which the capital increase was fully subscribed and paid-in. Additionally, as of December 31, 2003, the Company issued an additional 369,815 out of the treasury shares mentioned above, totaling Ps. 1,387, which includes Ps.981 of additional paid-in capital.

     c) At the ordinary stockholders meeting held on April 16 and 29, 2004 and 2003 respectively, the stockholders approved the results of operations for the years ended December 31, 2003 and 2002. At the ordinary stockholders Meeting held on April 19, 2002, the stockholders approved the results of operations for the year ended December 31, 2001.

     d) At the ordinary stockholders meeting of March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the Companys stock repurchase plan were cancelled by reducing authorized variable capital by a nominal amount of Ps.17,041.

     Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992 by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of 5 percent of the total outstanding shares (30,910,543 shares representing an amount of Ps.37,218). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the performance bonus plan approved in 1992, designed exclusively for ICAs management. Both plans were approved under the Mexican Securities Market Law.

     Based on the announcement made in the Diario Oficial de la Federacion (Official Gazette) on April 7, 2000 shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 31, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the Meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan mentioned above.


     Under the option plan, ICAs employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for the purchase of shares that may be granted may not exceed 1.5% of the total amount of outstanding shares at December 31 of the previous year. The option plan will be effective for ten years and the Board of Directors may modify or suspend it, depending on market conditions.

     At the ordinary stockholders meeting of April 16, 2004, the stockholders agreed the stock option plan was curtailed. Although we don't expect to grant stock options going forward, we expect to honor the stock options that were granted under the stock option plan. As of the date the number of outstanding option is 24,961,848.

     During 2003, 2002 and 2001, under this plan, options were granted to ICAs employees to buy 7,663,088, 8,087,866 and 9,323,417 shares, respectively, at a price of Ps.3.75, Ps.3.88 and Ps.3.75 per share, respectively. As of December 31, 2003, 2002 and 2001, 9,385,686, 9,166,194 and 6,089,787 options were forfeited, respectively. The number of outstanding option at December 31, 2003, 2002 and 2001 was 24,961,848, 17,518,252 and 12,506,796, respectively.

     e) Stockholders equity, except restated paid-in capital and tax retained earnings, will be subject to a tax at the rate in effect when the dividend is distributed at 35%. In 2003, the rate was 34% and will be reduced by one percentage point each year until reaching 32% in 2005. Any tax paid on such distribution, may be credited against the income tax payable of the year in which the tax on the dividend is paid and the three fiscal years following such payment.

     The tax paid on such distribution, just may be credited against the income tax payable of the year in which the tax on the dividend is paid and the two fiscal years following such payment, against the income tax and provisional income tax payments. Company and its subsidiaries are made as.

     f).At December 31, 2004, stockholders majority equity at historical and restated values were as follows:


                                                           HISTORICAL     RESTATEMENT         TOTAL
Common stock ........................................   Ps. 3,173,580   Ps. 1,097,399   Ps. 4,270,979
Additional paid-in capital ..........................       1,484,582       3,291,454       4,776,036
Reserve for repurchase of shares ....................       1,433,229               0       1,433,229
Accumulated deficit .................................      -5,713,180       1,169,051      -4,544,129
Insufficiency from restatement of capital ...........               0        -403,190        -403,190
                                                                    -         -------         -------
                                                        Ps.   378,211   Ps. 5,154,714   Ps. 5,532,925
                                                              =======       =========       =========


     6. Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value).



     7. Financing Cost


                               TOTAL    CAPITALIZED  (INCOME) LOSS
                               -----------------------------------
INTEREST EXPENSE ..........    369,272     49,569      319,703
INTEREST INCOME ...........   -242,355      1,439     -243,794
EXCHANGE LOSS (GAIN), NET .    -24,149      4,210      -28,539
GAIN FROM MONETARY POSITION    -76,456    -16,464      -59,992
                                ------     ------       ------
TOTAL .....................     26,312     38,754      -12,442
                                ======     ======       ======


     8. Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Companys ownership of the voting shares of its subsidiaries. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return. Relative to provisional payments of assets tax of the minority interest are paid to the Secretariat of treasury and public credit, and the mayority interest is paid to holding Company.

     B) As of December 31, 2004, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:


INCOME TAX:
CURRENT ..........................            Ps.    93,346
DEFERRED .........................                  416,611
                                                  ---------
                                                    509,957
EMPLOYEE STATUTORY PROFIT-SHARING:
CURRENT ..........................                   59,695
DEFERRED .........................                  -31,841
                                                  ---------
                                              Ps.    27,854


     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.

     D) At December 31, 2004 the Company has consolidated Asset tax credits of Ps. 1,851,140 which expire from in 2006 through 2014 and tax loss carryforwards for an amount of Ps. 2,472,372, which expire from 2009 through 2014.

     9. Related Party Transactions

     During the third quarter of 2003, ICA sold 60 percent of its stake in Servicios de Transportacion Aeroportuaria, S.A. de C.V. (SETA), the company that operates the Central North Airports Group in Mexico, for US$ 14.46 million to a company belonging to Bernardo Quintana, President of ICA, and members of his family. This operation enabled ICA to replace the temporary guarantees that were provided by the Quintana family in March 2003 for the El Cajon project. This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors, based on a fairness opinion issued by Banco Santander Mexicano. The sale was also approved by ICA's partners in SETA (Aeroports de Paris and VINCI) and the SCT, with notice to the Federal Competition Commission. This sale produced a loss for Ps. 67.9 million pesos.

     As part of the non-core divestment program, during 2004, the Company sold Simex, ICA's subsidiarie specialized development electric systems, included vehicles register's systems for tolls booth, to Saturnino Suarez Reynoso for 8.3 million pesos. Mr.Suarez Reynoso was member our board of directors, until Abril 16, 2004. The sale produced a lost for 7.6 million pesos is presented in other financial operations from te income statement. This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors.

     10. Extraordinary items (n/a)

     11. Effects at the beginning of the period for changes in accounting principles

     In March 2003, the Mexican Institute of Public Accountants (IMCP) issued Bulletin C-15, Impairment in the Value of Long-Lived Assets and Their Disposal (C-15), whose adoption is mandatory for fiscal years beginning on or after January 1, 2004, although early adoption is encouraged. C-15 establishes, among other things, new rules for the calculation and recognition of impairment losses for long-lived assets and their reversal. It also provides guidance as to indicators of impairment in the carrying amount of tangible and intangible long-lived assets in use, including goodwill. If such indicators of impairment exist, potential impairment must be determined and recognized unless there is conclusive evidence that the indicators of impairment are temporary. The calculation of such loss requires the determination of the recoverable value, which is now defined as the higher of the net selling price of a cash-generating unit and its value in use, which is the net present value of discounted future net cash flows. The accounting principles issued prior to this new Bulletin used future net cash flows, without requiring the discounting of such cash flows based on the purchasing power at the valuation date. As of December 31, 2003, the Company did not adopt the new provisions established in Bulletin C-15. However, based on the adoption of this new accounting principle as of January 1, 2004, although no indicators of impairment were presented, the Company management performed the necessary calculations on January 1, 2004 to determine the recovery value of the Companys most significant long-term assets, using the provisions of this new accounting principle. The Companys management concluded that such assets do not require any adjustment.


                                                                        Restated
                     Monthly net   Cumulative    Ending  Beginning     monthly
Month                  results     net results   factor   factor    net results
--------------------------------------------------------------------------------
2004
ENERO ..............  -42,205       -42,205      1.0454     1.0062       -44,121
FEBRERO ............  -27,343       -69,548      1.0391     1.0060       -28,146
MARZO ..............  -14,226       -83,774      1.0355     1.0035       -14,481
ABRIL ..............   -4,173       -87,947      1.0341     1.0014        -4,198
MAYO ...............  -50,644      -138,591      1.0322     1.0018       -52,107
JUNIO ..............  -57,357      -195,948      1.0350     0.9973       -59,753
JULIO ..............  -37,600      -233,548      1.0323     1.0026       -38,285
AGOSTO .............   63,181      -170,367      1.0260     1.0062        66,295
SEPTIEMBRE .........   12,078      -158,289      1.0166     1.0092        13,879
OCTUBRE ............   25,357      -132,932      1.0106     1.0060        26,576
NOVIEMBRE ..........    5,425      -127,507      1.0020     1.0085         6,579
DICIEMBRE ..........  220,223        92,716      1.0000     1.0020       220,478
                                                                         -------
Net results of majority interest- last twelve months .............        92,716
                                                                          ======

     13. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of six months ended September 30, 2004 and 2003:

--------------------------------------------------------------------------------------------------------------------
                                                                      REAL STATE
(THOUSAND PESOS DEC-2004)   CIVIL   INDUSTRIAL      CPC      TOTAL         AND      INFRAEST.
       CONCEPT              CONST.      CONST.     RODIO   CONSTRUC      HOUSING   OPERATIONS     OTHER     CONSOL.
--------------------------------------------------------------------------------------------------------------------
REVENUES ..............  6,863,024   5,246,326  2,443,631 14,552,981   1,539,110      480,428    299,936 16,872,455
INTERSEGMENT
REVENUES  AND OTHER ...  2,310,133     641,811     12,720  2,964,664     490,716       82,693    235,957  3,774,030
EXTERNAL REVENUES .....  4,552,891   4,604,515  2,430,911 11,588,317   1,048,394      397,735     63,979 13,098,425
OPERATING LOSS ........
(INCOME) ..............    277,464      39,854     88,469    405,787      54,755       50,182     11,461    522,186
SEGMENT ASSETS ........  7,973,558   4,728,573  2,087,677 14,789,808   2,351,719    4,962,558 -1,362,661 20,741,424
CAPITAL EXPENDITURES ..    745,446     165,713    120,070  1,031,229       6,999       27,086      1,125  1,066,439
DEPRECIATION AND
AMORTIZATION ..........    638,219      41,620     68,523    748,362      13,149      140,944     19,847    922,302



--------------------------------------------------------------------------------------------------------------------
(THOUSAND PESOS DEC-2003)   CIVIL  INDUSTRIAL      CPC        TOTAL        AND      INFRAEST.
       CONCEPT              CONST.      CONST.    RODIO     CONSTRUC    HOUSING   OPERATIONS      OTHER    CONSOL.
--------------------------------------------------------------------------------------------------------------------
REVENUES ..............  2,910,902   4,530,878  2,056,754  9,498,534   1,012,171      608,556    568,530 11,687,792
INTERSEGMENT
REVENUES  AND OTHER ...    591,207     322,251     11,036    924,494     199,598       99,064    561,971  1,785,127
EXTERNAL REVENUES .....  2,319,695   4,208,627  2,045,719  8,574,041     812,573      509,492      6,558  9,902,664
OPERATING LOSS
(INCOME) ..............       -966    -101,781     81,178    -21,569      -2,970       50,926     16,256     42,643
SEGMENT ASSETS ........  3,183,288   3,175,401  1,655,276  8,013,965   2,239,902    5,171,248  1,110,381 16,535,497
CAPITAL EXPENDITURES ..    471,274      59,659     24,988    555,921      19,936       33,584     15,551    624,992
DEPRECIATION AND
AMORTIZATION ..........    266,905      15,886     41,028    323,819      13,936      187,888     54,485    571,585



     14. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.-Organized markets with their respective countries are as follows:

        New York Stock Exchange ............ USA
        Mexican Stock Exchange ............. MEXICO
        Seaq International of the International Stock Exchange of the United
         Kingdom and the Republic of Ireland Ltd.

     3.-An only one-share series exist, incorporated to the program.

     4.-Shares ratio per ADR is 6 to 1.

     5.-Number of shares subscribed to the program and percentage from common stock at December 31, 2004 are as follows:

        Originally:.......  28,750,000
        Now :.... ........  24,382,129
        Percentage: ......           7.84%

     6.- Guardian institution or bank, for CPO'S: Banamex.

     7.- Guardian institution or bank, for ADR'S: Bank of New York.

COMISION NACIONAL BANCARIA Y DE VALORES
                     Insurgentes Sur 1971 torre sur piso 7
                  Col. Guadalupe Inn 01020 Mexico, D.F. 01020
                                   Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas Ica Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period September 30, 2004, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely

--------------------------------------------------------------------------------
Ing. Bernardo Quintana
President



--------------------------------------------------------------------------------
Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance



--------------------------------------------------------------------------------
Lic. Bernardo Sepulveda Amor
General Counsel